SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

March 28, 2002
Date of Report
(Date of earliest event reported)

SOUTHERN UNION SAVINGS PLAN
(Exact name of Registrant as Specified in Charter)

Delaware	33-37261 / 1-6407	75-0571592
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One PEI Center, Second Floor, Wilkes-Barre, Pennsylvania 18711
(Address of principal executive offices including zip code)

(570) 820-2400
(Registrant's telephone number, including area code)

504 Lavaca Street, Suite 800, Austin Texas, 78701
(Former name or address, if changed since last report)

INFORMATION TO BE INCLUDED IN THE REPORT

The following information is provided as an amendment to supplement the information previously filed in the Southern Union Savings Plan Annual Report on Form 11-K, as amended April 4, 2002, and is not meant to replace any information previously filed.

Changes in Registrant's Certifying Accountant

On April 11, 2002, Bull & Associates provided the Southern Union Savings Plan (the "Registrant") a letter, addressed to the Commission, stating that it agreed with statements made by the Southern Union Savings Plan in its Form 11-K/A, filed April 4, 2002, in response to Item 304 of Regulation S-X. A copy of the Bull & Associates letter is attached to this Form 11-K/A as Exhibit 16.1.

Exhibit Index

16.1 Letter re Change in Certifying Accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee who administers the Southern Union Savings Plan has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN UNION SAVINGS PLAN

By: Wells Fargo Bank N.A.

By: ______________________
Name: Debra A. Lageschulte
Title: Vice President

Dated: April 15, 2002
San Francisco, California

Exhibit 16.1

April 11, 2002

Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549

Pursuant to the request of Southern Union Savings Plan (Commission File number 33-37261) we are providing this letter that we agree with the statements made in the Form 8-K Item 4 filed by the Southern Union Savings Plan as identified below. (Except we are not privy to the new auditor relationship with Parente Randolphe, PC.)

"Item 4. Changes in Registrant's Certifying Accountant

a. New Independent Certified Public Accountants

Pursuant to the recommendation of its Employee Benefits Committee, and as a result of the movement of certain of its corporate functions from Austin, Texas to Wilkes-Barre, Pennsylvania, Southern Union Company (the "Company") has effected the following changes to the Southern Union Savings Plan (the "Registrant" or the "401(k) Plan"). As of March 28, 2002, the Company has:

- Terminated Bull & Associates of Austin, Texas as the independent public accountant responsible for auditing the financial statements of the 401(k) Plan, and

- Engaged Parente Randolphe, PC of Wilkes-Barre, Pennsylvania, to be the independent public accountants responsible for auditing the financial statements of the 401(k) Plan.

Bull & Associates' report on the financial statements of the 401(k) Plan for each of the past two years has not contained an adverse opinion or a disclaimer of opinion, and no such report was modified as to uncertainty, audit scope, or accounting principles. In addition, for the last two fiscal years and the subsequent interim periods prior to the dismissal of Bull & Associates there were no disagreements with Bull & Associates on any matter regarding accounting principles or practices, financial statement disclosure, or audit scope or procedures."

Sincerely,

/s/ Bull & Associates

Bull & Associates

cc: Mr. David Kvapil
Southern Union Company
One PEI Center
Wilkes-Barre, PA 18711

Mr. Jon Graf
Southern Union Company
One PEI Center
Wilkes-Barre, PA 18711